DILWORTH PAXSON LLP

direct dial number: (202) 466-9151	Kathleen L. Cerveny KCERVENY@DILWORTHLAW.COM
November 21, 2005
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, DC 20549

Re:	Community Bankers Acquisition Corp.
Registration Statement on Form S-1
Amendment No. 4 Filed on October 27, 2005
File No. 333-124240
Ladies and Gentlemen:
     On behalf of Community Bankers Acquisition Corp., a Delaware corporation (the “Company” or “Community Bankers”), we hereby file through EDGAR with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 5 to the Registration Statement on Form S-1 (“Amendment No. 5”), including exhibits.
     The Amendment No. 5 incorporates changes responsive to the comments set forth in the Commission’s letter to Mr. Gary A. Simanson, dated November 10, 2005. For your convenience, we have repeated each comment prior to the response. All references to headings and to page numbers in our responses below are to the pages in Amendment No. 5.
General
1.	Please explain the basis for your disclosure that the securities will be listed on the American Stock Exchange. Please explain how the company will satisfy each criterion for at least one of the listing standards on the exchange. Please include a discussion of all of the quantitative standards, e.g., number of public shareholders.

The Company, based on management’s discussions with representatives of the American Stock Exchange and after reviewing the quantitative listing standards, submits that it will meet Standard 3 of the American Stock Exchange Listing Standards. A discussion of each criterion is set forth in chart form for the Staff’s convenience.

Securities and Exchange Commission

AMEX listing criteria	Company qualification
$4 million in Shareholders’ equity	The Company’s stockholders’ equity as adjusted for the offering will be in excess of $4 million. See Summary Financial Data, page 8.

$50 million in total market capitalization	Based on the anticipated offering size, the Company anticipates that its market capitalization giving effect to the sale of the Company’s units will be in excess of $50 million.

Distribution of 400 public shareholders and 1 million shares publicly held	The representatives of the underwriters have assured the American Stock Exchange that the distribution of the Company’s units in its initial public offering will satisfy or exceed the distribution requirements of a minimum of 400 public round lot holders through use of its own retail sales offices, its institutional department and the underwriting syndicate being organized. In addition, at least 1 million shares of common stock of the Company are anticipated to be sold to the public in the offering as part of the Company’s units.

$15 million of market value of public float	Based on the anticipated offering size, the Company’s public float will be in excess of $15 million.
2.	Please provide disclosure as to when the distribution ends. In this context, note that it is not adequate to simply indicate that the distribution ends at the closing of the IPO, but should rather look more specifically to disclosure such as all of the shares have been sold, there are no more selling efforts, there is no more stabilization or the overallotment has been exercised.

We have revised the Regulation M discussion in the Principal Stockholders section on page 52 and in Underwriting—Short Sales, Stabilizing Transactions and Penalty Bids on page 63 to more clearly indicate as to when the distribution will end. The revised disclosure reads as follows:

“Pursuant to Regulation M promulgated under the Securities Exchange Act of 1934, the distribution will end and this offering will be completed when all of the units have been distributed and after any stabilization arrangements in connection with the distribution of the units have been terminated by the representatives of the underwriters. Since, the representatives of the underwriters have agreed that they may only exercise the over-allotment option to cover the

Securities and Exchange Commission

underwriting syndicate’s actual short position, if any, exercise of the over-allotment option by the representatives of the underwriters will not affect the completion of the distribution.”

Summary
3.	We note that you indicate that your initial business combination “must be a transaction in which the fair market value of the target business or businesses acquired simultaneously, plus the amount of our cash contributed into the target business at the time of the business combination, is at least 80% of our net assets at the time of the business combination.” (emphasis added). Prior firm commitment blank checks have required that the business combination be with a target with a fair market value equal to 80% of the company’s net assets (all assets including the trust account funds less liabilities) at the time of the acquisition. Advise us of your reasoning regarding the change in the terms of your business combination and discuss the impact this may have on investors in this offering. We may have further comment.

Pursuant to counsel’s discussion with the Staff of the Commission, the Company has revised the prospectus disclosure throughout to conform its 80% test to that of prior firm commitment blank check companies.

4.	We note the disclosure on page three that refers to “’cashless basis,’ as described below.” This description is not discussed in the summary. Please revise to describe “cashless basis” in the summary or refer to the section in the prospectus that discusses the term.

We have added to the summary a cross-reference to the discussion of the cashless exercise provision of the warrants that appears in “Description of Securities—Redeemable Warrants” on page 3 of Amendment No. 5.
Risk Factors, page 9
5.	Please include a risk factor regarding the numerous companies with business plans similar to your plan of seeking a business combination. The risk factor should include a discussion of all firm commitment blank check companies since August 2003, not simply those in the banking industry.

The Company has added a risk factor to include, as requested, a discussion of all firm commitment blank check companies since August 2003. We have also further revised the competition risk factor to specifically reference other blank check companies. The entire revised text of these two risk factors, which appear on page 10 of Amendment No. 5, are as follows:

Securities and Exchange Commission

     “Because we are a blank check company, it may be more difficult for us to complete a business combination during the prescribed period.
     Based upon publicly available information as of November 11, 2005, we have identified approximately 37 blank check companies which have gone public since August 2003, one of which has stated a specific intent to complete a business combination in the banking sector. Of these companies, two have actually completed a business combination and the remaining 35 blank check companies have more than $1.6 billion in trust and are seeking to complete business combinations. Of these companies, six have announced that they have entered into definitive agreements for business combinations but not yet consummated these transactions. Further, the fact that only two of such companies have completed a business combination and only six of such companies have entered into a definitive agreement for a business combination may be an indication that there are only a limited number of attractive targets available to such entities or that many targets are not inclined to enter into a transaction with a blank check company and therefore we also may not be able to consummate a business combination within the prescribed time period. If we are unable to consummate an initial transaction within the prescribed time period, we will be forced to liquidate.
     Because of our limited resources and the significant competition for business combination opportunities, we may not be able to consummate a business combination.
     We expect to encounter intense competition from numerous other potential buyers competing for acquisitions of commercial banks, including private equity funds, financial institutions and other blank check companies. Most of these entities are well established and have extensive experience in identifying and effecting business combinations, as well as greater human and other resources than we do. Our ability to compete in acquiring target businesses will be limited by our available financial and other resources. Further, the obligation we have to seek stockholder approval of a business combination may delay or prevent the consummation of a transaction, and our obligation to convert into cash the shares of common stock sold in this offering in certain instances may reduce the resources available to us for a business combination. Additionally, our outstanding redeemable warrants, and the future dilution they potentially represent, may not be viewed favorably by certain target businesses. These factors combined with the time limitation within which we must complete a business combination may place us at a competitive disadvantage in successfully negotiating a business combination. We cannot assure you that we will be able to successfully compete for a targeted business within the required time period. If we are unable to consummate an initial transaction within the prescribed time period, we will be forced to liquidate.”
Part II
Item 15. Recent Sale of Unregistered Securities, page II-4
6.	Please file as exhibits the agreements between the company and Mr. Putnam and Mr. Spainhour involving the issuance of shares in April and June 2005. Please see Item

Securities and Exchange Commission

601(b)(10.

The agreements with Mr. Putnam and Mr. Spainhour have been included as exhibits as requested.
     If any members of the Staff have any questions concerning the enclosed materials or desire further information or clarification in connection therewith, he or she should contact the undersigned at (202) 466-9151.

Yours very truly,
/s/ Kathleen L. Cerveny

Enclosure
cc: Gary A. Simanson
      Phillip J. Kushner, Esq.